Room 4561

October 6, 2006

Benny Neons
Chief Executive Officer
Metrologic Instruments, Inc.
90 Coles Road
Blackwood, NJ 08012

      Re: **Metrologic Instruments, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2005
             Filed March 15, 2006
             Form 10-Q for the Quarterly Period Ended March 31, 2006
             Filed May 10, 2006
             Form 8-K Filed July 27, 2006 and July 31, 2006
             File no. 0-24712

Dear Mr. Neons:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Kathleen Collins
              Accounting Branch Chief